Exhibit 99.2

Micropolis Holding Company Announces Closing of Its Initial Public Offering

Dubai, March 10, 2025 (GLOBE NEWSWIRE) -- Micropolis Holding Company (NYSE American: MCRP) (“Micropolis” or the “Company”), a robotics manufacturer based in the United Arab Emirates which specializes in developing autonomous mobile robots that utilize wheeled electric vehicle platforms and are equipped with autonomous driving capabilities, announced today the closing of its underwritten initial public offering (the “Offering”) of 3,875,000 Ordinary Shares at a public offering price of $4.00 per share, for total gross proceeds of $15.5 million to the Company, before underwriting discounts and other offering expenses. The Ordinary Shares began trading on the NYSE American under the ticker symbol “MCRP” on March 7, 2025.

The Company has granted the Underwriters an option to purchase up to 581,250 additional Ordinary Shares within 45 days of the closing of the Offering at the public offering price, less underwriting discounts, to cover the over-allotment option, if exercised.

Micropolis intends to use the proceeds from the Offering for talent acquisition, marketing and public relations, acquisition of machinery and advanced equipment, R&D specific expenses, contracts & outsourcing, repayment of certain related party loans, as well as working capital and other general corporate purposes.

The Offering was conducted on a firm commitment basis. Network1 Financial Securities, Inc. is acting as the sole book-running manager for the Offering. Loeb & Loeb LLP acted as U.S. securities counsel to the Company, and Hunter Taubman Fischer & Li LLC acted as U.S. securities counsel to Network 1 Financial Securities, Inc., in connection with the Offering.

A registration statement on Form F-1 relating to the shares being sold in the Offering was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 22, 2023; and was declared effective by the SEC on March 6, 2025. The Offering is being made only by means of a prospectus. A copy of the final prospectus relating to the Offering may be obtained for free by visiting EDGAR on the SEC’s website at www.sec.gov, or alternatively, from: Network1 Financial Securities, Inc., The Galleria, 2 Bridge Avenue, Suite 241, Red Bank, NJ 07701.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Micropolis Holding Company

Micropolis is a robotics manufacturer founded in 2014, based in UAE with its headquarters located in Dubai Production City, Dubai, UAE. It specializes in developing AMRs that utilize wheeled EV platforms and are equipped with autonomous driving capabilities. As part of Micropolis’ product offerings, it integrates application-specific pods that serve as the primary purpose of a robot. These pods are designed to accommodate various functionalities, including surveillance cameras, road sweepers, logistics compartments, as well as collaborative robots (cobots) intended for direct human-robot interaction.

For more information, visit www.micropolis.ai.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate”, “estimate”, “expect”, “project”, “plan”, “intend”, “believe”, “may”, “will”, “should”, “can have”, “likely” and other words and terms of similar meaning. Forward-looking statements represent Micropolis’ current expectations regarding future events and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those implied by the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Contact Information

For Investor Relations:

Micropolis Holding Company
Email: Francesca@micropolis.ae